Exhibit 4.5

Group HRM/CoE Rewards

Global Philips Performance Share Plan

For the Executive Committee (excluding Board of Management)

Version April 2018

Group HRM/CoE Rewards

TERMS AND CONDITIONS

OF

GLOBAL PHILIPS PERFORMANCE SHARE PLAN

Article 1

Definitions

In this Global Philips Performance Share Plan the following definitions shall apply:

1.	Award	:	the conditional right granted to eligible individuals to receive Shares, subject to (i) the achievement of Performance Conditions, and (ii) the terms and conditions of this Plan.

2.	Business Day	:	any day on which Euronext Amsterdam N.V. (or its successor) is open for business.

3.	Date of Grant	:	the date at which an Award is granted pursuant to this Plan. The Dates of Grant of any Awards shall be the fourth Business Day after the day of publication of the Philips’ annual and/or quarterly results or such other date as determined by Philips.

4.	Earnings	:	earnings from continued operations attributable to shareholders adjusted for changes in accounting principles/policies during the Performance Period as well as any further adjustments made in accordance with Article 2.

5.	Employing Company	:	any company within the Philips group of companies and such other company as Philips may from time to time designate or approve.

6.	EPS Growth	:	the growth of Earnings per Share over the Performance Period calculated applying the simple point-to-point method at year-end, based on the number of Shares outstanding (after deduction of Shares held in treasury) on the day prior to the start of the Performance Period.

7.	Nominee Account	:	an account maintained in the name of a Participant established by an administrator designated by Philips.

8.	Participant	:	an individual who has accepted any Awards under this Plan.

Group HRM/CoE Rewards

9.	Performance Conditions	:	Relative TSR for 50% and EPS Growth for 50%; the targets for EPS Growth for each Award will be determined by the Supervisory Board.

10.	Performance Period	:	the three (3) years starting on the first day of Philips’ financial year in which the relevant Award was granted.

11.	Philips	:	Koninklijke Philips N.V.

12.	Philips Peer Group	:	the peer group of companies as determined by the Shareholders Meeting including Philips and adjusted in accordance with Article 2 from time to time.

13.	Plan	:	this Global Philips Performance Share Plan.

14.	Relative TSR	:	relative total shareholder return of Philips compared to the Philips Peer Group measured over the Performance Period.

15.	Share	:	a common share of Philips.

16.	Shareholders Meeting	:	the shareholders meeting of Philips.

17.	Supervisory Board	:	the supervisory board of Philips.

18.	Vesting Date	:	the third anniversary of the Date of Grant of an Award.

Article 2

Grant, Performance Conditions and Vesting of Awards

1.

An Award may be granted to an eligible individual, subject to (the acceptance by such individual of) the terms and conditions of such Award and any other Philips’ policies or guidelines that may apply from time to time to such individual. An Award offered to any such individual and the terms and conditions governing such Award shall be deemed accepted by such individual with effect from the Date of Grant in case Philips has not received, in accordance with a procedure established by Philips, a notice of rejection of such Award within fourteen (14) days of the notice of grant or such later date as may be determined by Philips.

2.

At the end of the Performance Period, the Supervisory Board will determine in its sole discretion the extent to which the Performance Conditions have been achieved and will calculate the number of Shares (if any) that will vest for the relevant period. In doing so the Supervisory Board shall have a discretionary authority, and shall be entitled to take into account such facts and circumstances as it deems appropriate in the context of such determination, an appropriate remuneration of the Participant, and/or in the interest of Philips. Furthermore the so-called ultimum remedium clause of article 2: 135 sub 2 of the Dutch Civil Code shall apply. Any such determination shall be conclusive and binding.

Group HRM/CoE Rewards

3.	Subject to the provisions of Article 2.2 and 2.4 an Award will vest based on two equally weighted Performance Conditions:

a.

50% of an Award will vest 0% - 200% depending on Relative TSR. The vesting levels for Relative TSR are outlined in the table below, which results in zero vesting for performance below the 40th percentile and 200% vesting for performance levels above the 75th percentile:

TSR Philips	20 - 14	13	12	11	10	9	8	7	6	5 - 1
Vesting%	0	60	80	100	120	140	160	180	190	200

b.	50% of an Award will vest 0% - 200% depending on EPS Growth. The vesting levels for EPS Growth are outlined in the table below:

Adjusted EPS Growth	Below Minimum	Minimum	Target	Maximum
Vesting	0%	40%	100%	200%

4.	The Supervisory Board shall have the discretionary authority to determine:

a.

The adjustments to be made for changes in accounting principles/policies and/or whether any further adjustments in extraordinary circumstances (e.g. impairments, restructuring activities, pension items, M&A transactions and costs, currency fluctuations) with a significant impact should be made and the number of Shares outstanding used for the calculation of EPS Growth;

b.

The composition – including any amendment thereof – of the Philips Peer Group and the vesting levels for Relative TSR from time to time, taking into account the parameters set by the Shareholders Meeting;

c.	Whether any unforeseen circumstances justify an adjustment of the vesting levels of the Performance Conditions considering circumstances that were not foreseen at the Date of Grant, and

d.	To what extent and how any determination(s) made under a, b and c shall impact (the achievement of) the Performance Conditions of the relevant Award.

Article 3

Termination of Employment

1.

Except as otherwise provided in this Article 3, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for any reason whatsoever prior to the applicable Vesting Date, such Participant’s Awards shall be forfeited effective as of the date of termination of such Participant’s employment with the Employing Company without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company unless Philips determines, in its sole discretion, otherwise in writing to the Participant in question. Any such determination shall be final, conclusive and binding and may be subject to such conditions as Philips may determine appropriate.

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2.	In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of:

(i)	death or

(ii)	legal incapacity,

the estate of the Participant or his or her legal representative(s), as the case may be, shall remain entitled to any Awards granted to such Participant nine (9) months or more prior to the date of such termination subject to the terms and conditions of this Plan.

3.	Subject to Article 3.4, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of:

(i)	disablement,

(ii)	retirement or

(iii)	the expiration of any temporary contract of employment,

such Participant shall remain entitled to any Awards granted to such Participant nine (9) months or more prior to the date of such termination subject to the terms and conditions of this Plan.

For the purpose of this Plan, unless Philips determines, in its sole discretion, otherwise in writing to the Participant in question, a Participant’s employment shall be deemed terminated as a result of “retirement” if such Participant’s employment is terminated and such Participant satisfies at the date of such termination the eligibility requirements to receive an immediate (early) retirement benefit under an (early) retirement plan of an Employing Company under which such Participant was covered, provided that payment of such (early) retirement benefit commences immediately following such termination.

4.	In case – in the reasonable opinion of Philips – a Participant

a.	Breaches the non-competition obligations ; or

b.

Within one year from the date of termination, directly or indirectly on his own behalf or in the service or on behalf of others, solicits or attempts to solicit, divert or hire away any person employed by Philips or any Employing Company or any customer of Philips or any Employing Company; or

c.

Disparages the Employing Company or the Employing Company’s officers, directors or employees, in any manner likely to be harmful to any of them or their business, business reputation or personal reputation; provided that the Participant may respond fully and accurately to any questions, inquiry or request for information when required by legal process.

The Supervisory Board has the discretion to decide that the Awards still outstanding will – in whole or in part – be forfeited with immediate effect, without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company.

Group HRM/CoE Rewards

Article 4

Non-transferability

The Awards are strictly personal and may not be assigned, transferred (except that, in case of death of the Participant any Awards granted to such Participant at the date of his death shall pass to his heirs or legatees), pledged, hypothecated, or otherwise encumbered or disposed of in any manner. The Participant may not engage in any transactions on any exchange or otherwise on the basis of any Awards, such as hedging his Awards exposure on the basis of any Awards. Any violation of the terms of this Article 4 will cause the Awards to become immediately null and void without further notice and without the Participant being entitled to any compensation.

Article 5

Delivery and Holding of Shares

1.

Philips may require a Participant to maintain a personal brokerage account in connection with this Plan. Nothing contained in this Plan shall obligate Philips to establish or maintain or cause to establish or maintain a Nominee Account for any Participant.

2.

Subject to the terms and conditions of this Plan, and further to the Participants tax election, Philips will deliver Shares pursuant to an Award to a Participant on or as soon as reasonably practicable after the relevant Vesting Date. In no event shall Philips have any obligation to deliver any Shares to a Participant prior to the relevant Vesting Date.

3.	Any Shares to be delivered pursuant to Article 5.2 will be credited to the Nominee Account or a personal brokerage account.

4.

Except as may be otherwise approved in writing by Philips in its sole discretion, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company, the Participant (or his or her estate or legal representatives, as the case may be) shall withdraw all Shares credited to the Participant’s Nominee Account within:

(a)	one hundred and eighty (180) days of the date of such termination, or

(b)	five (5) years from the date of such termination in case of the termination of such Participant’s employment with an Employing Company for reasons of:

i.	death,

ii.	legal incapacity,

iii.	disablement,

iv.	retirement or

v.	the expiration of any temporary contract of employment.

In case the Participant (or his or her estate or legal representatives, as the case may be) fails to comply with the foregoing obligation, then Philips reserves the right to sell the Shares on behalf of the Participant and Philips is herewith irrevocably authorized to such sale or to request the administrator to collect the cost of the Participant’s Nominee Account from the Participant.

5.	Each Participant shall comply with any applicable “insider trading” laws and regulations and the Philips’ Rules of Conduct with respect to Inside Information.

Group HRM/CoE Rewards

Article 6

Capital Dilution

Philips may make – but is not under any obligation to do so – equitable adjustment or substitution of the number or kind of Shares subject to the Awards, as it, in its sole discretion, deems equitable to reflect any significant corporate event of or by Philips, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular cash dividends.

Article 7

Dividend Equivalent

The Participant will have no rights to dividends in respect of Shares comprised in an Award prior to the delivery of any such Shares. However, Awards will be adjusted for any payment of dividend by Philips between the Date of Grant and the Vesting Date. Philips is entitled, in its sole discretion, to determine the manner in which the number of Shares comprised in the Award will be increased. These additional Shares will only be delivered to the extent the Award vests.

Article 8

Costs and Taxes

1.	All costs of delivering any Shares under this Plan to a Participant’s Nominee Account and any other costs connected with the Shares shall be borne by the Participant.

2.

Any and all taxes, duties, levies, charges or social security contributions (“Taxes”) which arise under any applicable national, state, local or supra-national laws, rules or regulations, whether already effective on the Date of Grant of any Award or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for the Participant in connection with this Plan (including, but not limited to, the grant of the Award, the ownership of the Award and/or the delivery of any Shares under this Plan, the ownership and/or the sale of any Shares acquired under this Plan) shall be for the sole risk and account of the Participant.

3.

Philips and any other Employing Company shall have the right to deduct or withhold (or cause to be deducted or withheld) from any salary payment or other sums due by Philips or any other Employing Company to Participant, or requiring the Participant or beneficiary of the Participant, to pay to Philips an amount necessary to settle any Taxes and any costs determined by Philips necessary to be withheld in connection with this Plan (including, but not limited to, the grant of the Award or the delivery of any Shares under this Plan).

4.

Philips shall not be required to deliver any Shares and Philips may delay (or cause to be delayed) the transfer of any Shares to a Nominee Account or a personal brokerage account until Philips has received an amount, or the Participant has made such arrangements required by Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by the Participant in connection with this Plan as determined by Philips.

Group HRM/CoE Rewards

5.

Philips is herewith irrevocably authorized by the Participant to sell (part of) Participant’s Shares credited to a Nominee Account and to maintain such part of the proceeds of this sale as payment to Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by the Participant in connection with this Plan as determined by Philips.

Article 9

Dividend Payment on Shares

Philips is entitled, in its sole discretion, to determine the manner in which dividend on any Shares delivered to a Participant pursuant to this Plan and deposited on the Nominee Account at the applicable record date, is paid to such Participant including, but not limited to, the payment of dividend by means of a dividend reinvestment plan pursuant to which the dividend will be reinvested in the purchase of Shares.

Article 10

Change of Control

In the event of a change of control situation, Philips shall have the discretion to accelerate the vesting of Awards, subject to the achievement of the Performance Conditions to the date of completion of the change of control in accordance with the vesting levels, taking into account the principles of reasonableness and fairness and, unless Philips determines otherwise, the part of the Award which vest will be reduced on a time pro-rated basis.

Article 11

General Provisions

1.

Philips shall have the authority to: i) interpret this Plan, ii) establish, amend, and rescind any terms and conditions of this Plan including any rules and regulations relating to this Plan and/or establish supplements to comply with or suit country specific requirements, iii) determine the terms and conditions of any agreements entered into hereunder, and iv) make all other determinations necessary or advisable. The terms and conditions of this Plan including any rules and regulations relating to this Plan, including any supplements thereto, in force from time to time are published on the website of Philips or its global plan administrator and apply to all previous and future Awards granted under this Plan. Philips may delegate the authority to practice administrative and operational functions with respect to the Plan to officers or employees of subsidiaries of Philips and to service providers.

Group HRM/CoE Rewards

2.

Philips may in its sole discretion but acting in good faith, resolve to recoup some or all of such incentive compensation -including any benefits derived therefrom- in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of Philips and its group companies in any related proceeding or investigation), granted to an individual under these terms and conditions, if:

a.	Equity-based incentive compensation under these terms and conditions has been granted and/or has vested on the basis of incorrect financial or other data; or

b.

In assessing the extent to which the Performance Conditions and/or any other condition imposed on the award was satisfied, such assessment was based on an error, inaccurate or misleading information or assumptions and that such error, information or assumptions would have resulted or did in fact result either directly or indirectly in that Award vesting (or being capable of vesting) to a greater degree than would have been the case had that error not been made; or

c.

There are circumstances which would warrant Philips or the Employing Company summarily dismissing (or requesting in court the termination of the employment of) that individual – for instance on the basis of article 677 or 685 Dutch Civil Code – (whether or not Philips or the Employing Company has chosen to do so) where such circumstances arose in the period from the Date of Grant to the Vesting Date; or

d.	That individual was involved in, or directly or indirectly responsible for a serious violation of the Philips General Business Principles or applicable law; or

e.	The Employing Company or the business unit in which the relevant individual works/worked, or for which he was responsible, suffered a material failure of risk management, or

f.

Something which occurred in the period from the Date of Grant to the Vesting Date has a sufficiently significant impact on the reputation of Philips or the group members to justify the operation of a recoupment claim.

By accepting an Award under these terms and conditions, the individual concerned agrees to fully co-operate with Philips and the Employing Company in order to give effect to this article.

Furthermore by accepting any Awards under this Plan, the individual provides an irrevocable power of attorney to Philips to transfer any Shares held by such individual in the account administered by Philips’ global plan administrator and any other acts necessary or desirable to give effect to this article. This power of attorney is governed by Dutch law exclusively.

3.

No Participant shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to Awards until such Shares are actually delivered to such Participant in accordance with Article 5 of this Plan.

4.

The (value of) Awards granted to, or Shares acquired by, a Participant pursuant to such Awards under this Plan shall not be considered as compensation in determining a Participant’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, company pension or savings plan.

Group HRM/CoE Rewards

5.

Nothing contained in this Plan or in any Award made or agreement entered into pursuant hereto shall confer upon any Participant any right to be retained in employment with any Employing Company, or to be entitled to any remuneration or benefits not set forth in this Plan or interfere with or limit in any way with the right of any Employing Company to terminate such Participant’s employment or to discharge or retire a Participant at any time.

6.

If a provision of this Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Plan, this Plan shall be construed as if the illegal or invalid provisions had not been included in this Plan.

7.	Where the context requires, words in either gender shall include also the other gender.

8.	The English version of this Plan is leading. If there is a discrepancy between the contents of a translation and the English version of this Plan, the English version of this Plan prevails.

9.

After approval of the Long-Term Incentive Plan (consisting of a Global Philips Performance Share Plan) for the Board of Management by the Shareholders Meeting, this Plan will take effect as per January 1, 2017.

10.	This Plan shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws.

• • • • •

Group HRM/CoE Rewards

ADDENDUM TO THE

GLOBAL PHILIPS PERFORMANCE SHARE PLAN

FOR PARTICIPANTS ELIGIBLE TO PARTICIPATE IN A U.S. RETIREMENT OR PENSION PLAN

For the purpose of Article 3.3 with respect to a Participant who is eligible to participate in a U.S. retirement or pension plan and who is a not a party to a contract governing employment conditions or benefits with an entity which is domiciled outside of the United States, the Participant’s employment shall be deemed terminated as a result of retirement if such Participant’s employment is terminated and, at the time of his or her termination of employment the Participant has at least five (5) years of service with an U.S. Employing Company and/or Philips affiliates (including foreign affiliates) that are at least 80% owned and has attained the age of fifty-five (55) years.